UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd

No.1018 Haihe Road, Dushangang Town

Pinghu City, Jiaxing

Zhejiang Province, China 314205

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On August 12, 2024, Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) adopted an equity incentive plan (the “2024 Equity Incentive Plan”). The maximum aggregate number of ordinary shares authorized for issuance under the 2024 Equity Incentive Plan was initially set at 3,000,000.

On March 28, 2025, the Company’s board of directors and compensation committee approved and adopted an amended and restated 2024 Equity Incentive Plan, increasing the maximum number of ordinary shares authorized for issuance from 3,000,000 to 3,172,500. A copy of the amended and restated 2024 Equity Incentive Plan is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amended and Restated 2024 Equity Incentive Plan of Huachen AI Parking Management Technology Holding Co., Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huachen AI Parking Management Technology Holding Co., Ltd

Date: March 31, 2025	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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